Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 5, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Bupropion Hydrochloride Extended-Release Tablets, USP (SR) in the U.S. Market”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of Bupropion Hydrochloride Extended-Release Tablets, USP (SR) in the U.S. Market

Hyderabad, India, September 05, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 05, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Bupropion Hydrochloride Extended-Release Tablets, USP (SR), a therapeutically equivalent generic version of Zyban® (Bupropion Hydrochloride) Extended-Release Tablets, approved by the U.S. Food and Drug Administration (USFDA).

The Zyban® brand and generic had U.S. sales of approximately $5.4 million MAT for the most recent twelve months ending in June 2019 according to IQVIA Health*.

Dr. Reddy’s Bupropion Hydrochloride Extended-Release Tablets, USP (SR) are available as 150 mg dosage strength in bottle count sizes of 60.

WARNING: SUICIDAL THOUGHTS AND BEHAVIORS

SUICIDALITY AND ANTIDEPRESSANT DRUGS

Although bupropion hydrochloride extended-release tablets (SR) is not indicated for treatment of depression, it contains the same active ingredient as the antidepressant medications WELLBUTRIN®, WELLBUTRIN® SR, and WELLBUTRIN XL®. Antidepressants increased the risk of suicidal thoughts and behavior in children, adolescents, and young adults in short-term trials. These trials did not show an increase in the risk of suicidal thoughts and behavior with antidepressant use in subjects over age 24; there was a reduction in risk with antidepressant use in subjects aged 65 and older [see Warnings and Precautions].

In patients of all ages who are started on antidepressant therapy, monitor closely for worsening, and for emergence of suicidal thoughts and behaviors. Advise families and caregivers of the need for close observation and communication with the prescriber [see Warnings and Precautions].

Please click below for full prescribing information including boxed warnings.

https://www.drreddys.com/pi/Bupropion_HCl_Tablets_SR_150mg_USP.pdf

Zyban® is a trademark of GSK group of companies.

*IQVIA Retail and Non-Retail MAT June 2019.

RDY-0819-262

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.